Exhibit 23.1

Consent of Independent Auditors

Board of Directors

Alliance Capital Management L.P.:

We hereby consent to the incorporation by reference in Registration Statement No. 033-54575 on Form S-8 of Alliance Capital Management L.P. of our report dated June 26, 2002, relating to the statements of net assets available for plan benefits of the Profit Sharing Plan for Employees of Alliance Capital Management L.P. (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended and the related supplemental schedule H, line 4(i), schedule of assets (held at end of year) as of December 31, 2001 for the year ended December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of the Plan.

/s/ KPMG LLP

New York, New York

June 26, 2002